Exhibit 99.2

VectivBio Announces Closing of $125 Million Underwritten Offering of Ordinary Shares

BASEL, Switzerland, October 18, 2022 – VectivBio Holding AG (“VectivBio”) (Nasdaq: VECT), a clinical-stage biopharmaceutical company pioneering novel transformational treatments for severe rare conditions, today announced the closing of its previously announced underwritten offering of 16,700,000 ordinary shares at an offering price of $7.50 per share. Investors who purchased shares in the offering include Cowen Healthcare Investments, Driehaus Capital Management, Eventide Asset Management, LLC, Forbion’s Growth Opportunities Fund, Frazier Life Sciences, Marshall Wace, OrbiMed, Surveyor Capital (a Citadel company), TCG X, Venrock Healthcare Capital Partners and Vivo Capital, among other specialist biotech investors. Before deducting the underwriting discounts and commissions and offering expenses, VectivBio received total gross proceeds of approximately $125 million.

VectivBio intends to use the net proceeds from the offering, together with its existing cash and cash equivalents: to fund (i) clinical development and pre-commercialization activities for its lead product candidate and (ii) general corporate purposes, including general and administrative expenses and working capital.

Jefferies, SVB Securities and Piper Sandler acted as the joint book-running managers for the offering.

A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission on Form F-3 (File No. 333-264653) and declared effective on May 12, 2022. The offering was made only by means of a prospectus supplement. Copies of the final prospectus supplement and the accompanying prospectus related to the offering may be obtained from: Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, New York, New York 10022, or by telephone at (877) 821-7388, or by email at Prospectus_Department@jefferies.com; SVB Securities LLC, Attention: Syndicate Department, 53 State Street, 40th Floor, Boston, Massachusetts 02109, or by telephone at (800) 808-7525, ext. 6105, or by email at syndicate@svbsecurities.com; Piper Sandler & Co., Attention: Prospectus Department, 800 Nicollet Mall, J12S03, Minneapolis, Minnesota 55402, or by telephone at (800) 747-3924, or by email at prospectus@psc.com; or by accessing the U.S. Securities and Exchange Commission’s website at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities, in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About VectivBio AG

VectivBio is a global clinical-stage biotechnology company focused on transforming and improving the lives of patients with severe rare conditions. Lead product candidate apraglutide is a next-generation, long-acting synthetic GLP-2 analog being developed for a range of rare gastrointestinal diseases where GLP-2 can play a central role in addressing disease pathophysiology, including short bowel syndrome with intestinal failure (SBS-IF) and Acute Graft-Versus-Host Disease (aGVHD).

VectivBio is also advancing its modular, small molecule CoMET platform to address a broad range of previously undruggable Inherited Metabolic Diseases (IMDs). CoMET leverages innovative chemistry, based on a proprietary stabilized pantetheine backbone, to restore fundamental cellular metabolism in pediatric populations with IMDs characterized by a deficit of energy metabolism caused by the depletion of functional Coenzyme A (“CoA”). Candidates from the CoMET platform are initially being evaluated in methylmalonic acidemia (MMA), propionic acidemia (PA), and other organic acidemias.

Forward Looking Statements

Forward-looking statements are statements that are not historical facts. Words and phrases such as “intends,” “anticipated,” “forward,” “will,” “would,” “may,” “remain,” “potential,” “prepare,” “expected,” “believe,” “plan,” “near future,” “belief,” “guidance,” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, the use of proceeds of the offering described herein. All of such statements are subject to risks and uncertainties, and assumptions, including those that are described in the Risk Factor sections of the prospectus supplement for such offering to be filed with the U.S. Securities and Exchange Commission (the “SEC”), and the documents incorporated by reference therein, including without limitation those risks and uncertainties identified in the “Risk Factors” section of VectivBio’s Registration Statement on Form F-3 declared effective by the SEC on May 12, 2022, the accompanying prospectus, VectivBio’s Annual Report on Form 20-F filed with the SEC on April 7, 2022, and other filings that VectivBio makes with the SEC from time to time. All forward-looking statements contained in this press release speak only as of the date on which they were made. Except to the extent required by law, VectivBio undertakes no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they were made.

VectivBio Contacts:

Patrick Malloy

SVP, Investor Relations and Strategic Communications

VectivBio

Patrick.malloy@vectivbio.com